CITY NATIONAL CORPORATION



California's Premier Private and Business Bank®

2004 Summary Annual Report

On the cover: City National Plaza, the new home of City National's administrative headquarters and metropolitan Los Angeles regional banking center. Since the company announced plans to lease more than 300,000 square feet of office space in this highly visible landmark property in the heart of downtown Los Angeles, more than 400 colleagues have taken up quarters there. By 2006, the number will exceed 800, one-third of City National's entire workforce.



City National Corporation Vice Chairman and CEO Russell Goldsmith (right) and Chairman Bram Goldsmith in front of Herbert Bayer's "Double Ascension" fountain and sculpture at City National Plaza.

TO OUR SHAREHOLDERS:

We're pleased to report that 2004 was the ninth consecutive year of record achievement for City National, with strong improvements in earnings, capital, deposits and credit quality, as well as a significant fourth-quarter pickup in loan demand. Net income grew 11 percent year over year to $206.3 million, or $4.04 per share.

City National's talented team of 2,400 colleagues again delivered outstanding service and financial solutions, retaining and expanding our remarkable client base and demonstrating why this company is California's Premier Private and Business Bank.

Here are some financial highlights for the year:

- For the first time, assets at year-end exceeded $14 billion.
- Revenue climbed 6 percent.
- The company earned solid returns on both equity (16.34 percent) and assets (1.54 percent).
- Average loans grew 5 percent over 2003 to $8.1 billion, led by increases in single-family home mortgages and commercial real estate and construction borrowing. Particularly encouraging was the fourth-quarter increase in commercial and industrial lending.


CITY NATIONAL BANK

California's Premier Private and Business Bank. California is the sixth largest economy in the world. It is America's leading international gateway, the No. 1 state for agriculture, the birthplace of modern technology and the entertainment capital of the world. City National is the second largest independent bank based in the state and the largest headquartered in Southern California. Our 52 branches are strategically located in some of the most attractive markets anywhere in the world. California accounts for $600 trillion in deposits – 12 percent of the nation's total – and nearly three-quarters of its 37 million people live in the 11 counties we serve.

- Average deposits grew 12 percent from 2003. Over 90 percent are core deposits, a fact that helps explain why City National's average cost of deposits is among the lowest of the 50 largest U.S. banks and why our strong net interest margin averaged 4.54 percent for the year.
- Credit quality became even stronger in 2004. The company did not record a provision for credit losses, but remained adequately reserved at 1.75 percent of total loans. Net charge-offs fell 79 percent, and loans on nonaccrual were down 18 percent to historically low levels.
- Noninterest income grew 4 percent in 2004, thanks largely to the continuing success of our wealth management business. Wealth management fee revenue increased 27 percent and now accounts for over half of all noninterest earnings.
- Expenses rose in part because of higher costs for regulatory compliance, but also because we continued to invest in the growth and quality of our business.

BUILDING LONG-TERM SHAREHOLDER VALUE

In 2004, City National celebrated its 50th anniversary. The company now has 52 offices, including 12 full-service regional centers, $14 billion in assets and a market capitalization approaching $3.5 billion.

All of City National's capital ratios are significantly higher than minimum required capital levels, and the company continues to manage capital wisely. Last year, 740,400 outstanding shares were repurchased at an average cost of $59.19. In January 2005, City National's Board of Directors increased the company's annual dividend 13 percent to $1.44 per share. The dividend is 85 percent higher than it was just three years ago, and it now amounts to more than 35 percent of City National's per share earnings.

The combination of funds devoted to dividends and stock repurchases in 2004 equaled 52 percent of earnings, demonstrating again this company's commitment to building shareholder value while also investing in additional capabilities, personnel and our infrastructure.

The success of City National is evident in the value delivered to shareholders over time. During the five years ended December 31, 2004, City National's stock price appreciated at an average annual rate of almost 19 percent, outperforming virtually every major market index.

EARNINGS PER DILUTED SHARE
(Consistent Basis)
($)

City National delivered consistent, quality earnings growth in 2004, with earnings per diluted share reaching $4.04, for a five-year compounded annual growth rate of 12 percent.


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City National succeeds on the quality of its service and depth of its client relationships. California's entrepreneurs, their families and their businesses value the premier service and individual attention they receive from City National. Sophisticated product offerings, state-of-the-art capabilities and highly personalized service enable us to meet their complete financial needs, both personal and business. Many banks talk about relationship banking; we deliver it. It shows in our client satisfaction ratings – consistently among the industry's highest – and exceptional client loyalty. Half of our top clients have banked with us for a decade or more, and over half access four or more of our seven product categories. Nearly one-third of City National's new clients are referred by people who already do business with us.

The success of City National starts with its colleagues – the dedicated and effective men and women who deliver complete financial solutions to California's entrepreneurs, professionals, investors, and small and mid-sized businesses. Year after year, we have recruited, retained and promoted some of the industry's most talented bankers and wealth managers, adding to City National's abilities and expanding its presence in attractive markets. Last year was no exception.

In 2004, the company welcomed a number of outstanding colleagues. Two of them – Chief Financial Officer Christopher Carey and Senior Risk Management Officer Bardo Akay – joined our Executive Committee.

City National also hired new senior commercial bankers in the San Francisco Bay Area and the Inland Empire, adding to our expertise and client base in California's wine-making, technology and real estate industries.

The company enhanced its wealth management business by hiring additional investment advisors in Southern California, the Bay Area and New York City, and added to its risk management capabilities with new personnel there as well.

City National's colleagues practice true relationship banking with a service model that is important to clients. One key aspect of the company's competitive edge is our commitment to meet all of our clients' financial needs – both personal and professional.

Through one or two colleagues located in their region – a private client advisor and/or a commercial or private banking relationship manager – clients and their businesses gain access to City National's full array of banking and wealth management services, from jumbo home mortgages to business lines of credit, from commercial cash management to personal wealth management, from online banking to online foreign exchange.

This approach produces not only significant client satisfaction and retention, but also brand loyalty and client referrals. The great majority of our key clients have banked with us for many years, and their number continues to grow.

THE RIGHT CLIENTS, THE RIGHT MARKETS

One of City National's most important distinguishing characteristics is focus. We meet the financial needs of a large, well-defined and attractive clientele in

EARNINGS GROWTH

(Consistent Basis)
($ millions)

The company achieved its ninth consecutive year of record earnings in 2004. Noninterest income grew at a five-year compounded annual rate of 16 percent and now accounts for 25 percent of total revenue.


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AKLAND
ERSK

It takes more than credit to grow a business. California's diverse economy is driven by the entrepreneurial energy of more than 800,000 small and mid-sized businesses. Roughly 140,000 have revenues between $1 million and $100 million, and City National's footprint reaches 80 percent of them. In this increasingly competitive global environment, access to credit is just one key to their continued success. Business clients are turning to City National for more than just loans and lines of credit. They want custom solutions to help them better manage their cash flow and payroll, minimize risk and tap new markets. As a result, our sophisticated cash management tools and international banking services have become important contributors to overall client retention and satisfaction, and a growing revenue source for the bank.

strong and growing markets. It's a niche that City National is very good at serving and expanding, and one that will continue to be our primary focus.

Today, City National has the talent, capabilities and geographic reach that virtually all of our clients might ever require. Moreover, the bank's unique business model enables our colleagues to deliver great service and real relationships.

California's tremendous concentration of wealth and business activity provides our company with exceptional opportunities for growth. The 11 counties we serve are home to 27 million people, 320,000 millionaire households and 110,000 companies with annual revenues of between $1 million and $100 million.

The state is adding nearly 600,000 people every year, and its entrepreneurial economy continues to spawn new businesses. As young companies expand, they need larger credit lines, more sophisticated cash management solutions, easy access to foreign exchange and letters of credit. Their owners and senior executives need help buying homes, managing wealth, sending their children to college, saving for retirement and planning business succession. Many of them want the personal attention, first-rate financial capabilities and local decision-making authority for which City National is known.

While City National is primarily a private and business bank, the Core Division that houses our branch network has become a very significant source of clients and revenue. It is a major reason that City National has achieved "same-store" deposit growth that is two to three times higher than the industry average. The Core Division also is growing loan balances, increasing net income and adding to the demographic diversity of City National's client base through its expanding small business unit.

THE RIGHT GROWTH OPPORTUNITIES

The future is full of opportunities for City National.

The company's trust and investment business continued to grow and gain recognition last year. The bank's Wealth Management Services Division again performed well, and so did our 11 investment management affiliates. Almost without exception, the bank and its affiliates outperformed relevant investment benchmarks and added new client assets as well. Together, they provide City National's investment clients with our own unique brand of proprietary open architecture. Clients can trust City National to deliver a broad array of excellent capabilities and investment alternatives that help them meet their asset allocation and financial growth objectives.

AVERAGE LOANS

($ billions)

Average loans grew 5 percent in 2004, led by increases in single-family home mortgages and commercial real estate and construction borrowing.



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Commercial
Real Estate Construction and Commercial Mortgage
Residential First Mortgage
Equity Lines of Credit
Other



It's not called "The Golden State" for nothing. California has more households with investable assets over $1 million than any other state. It is home to several of America's most affluent counties. The company has steadily expanded the capabilities of City National Asset Management and City National Securities, and has acquired a diverse and seasoned group of independent asset management firms. Together, they provide clients with a variety of investment alternatives through a proprietary open architecture designed both to better meet their personal wealth management needs and to deliver superior performance over time. Our company's abilities have not gone unnoticed. Assets under management or administration have more than doubled in the past five years and now exceed $35 billion. In 2004, City National was named by *Barron's* magazine as one of the nation's top wealth managers – for the fourth consecutive year.

City National and its affiliates now directly manage assets of more than $16 billion, a 19 percent increase from 2003. Assets under management or administration grew 22 percent to more than $35 billion. Clearly, the growth of City National's wealth management business is building shareholder value and increasing the company's noninterest income stream.

For 2005, City National has strengthened its payments capabilities with the addition of products like Treasury Net,℠ a state-of-the-art Web-based banking tool for middle-market companies that enables treasurers, accountants and bookkeepers to better manage their cash flows. Treasury Net complements our growing array of online business banking products, which also include bill pay, trade finance, foreign exchange and much more.

The cover of this report celebrates another one of City National's milestones: City National Plaza. This preeminent Los Angeles office complex is now the company's administrative headquarters and the new home of its downtown regional center. By the time our move is complete, this property will provide 800 colleagues – one-third of our organization – with outstanding new facilities and the many benefits of working together in one location. It is already giving our company much greater visibility in Los Angeles with the bank's name on this landmark property.

City National also has a solid growth platform in the San Francisco Bay Area, where the economy continues to improve. After five years, two bank acquisitions, the recruitment of many talented bankers and the addition of seven new offices (including four regional centers), City National now has about $1 billion in assets in what is the world's 24th largest economy. The Bay Area and its strong demographics are ideally suited to our business model. City National is now well–positioned to grow more significantly in this very important economic region.

AVERAGE DEPOSITS

($ billions)

Average deposits have more than doubled since 1999, increasing at a five-year compounded annual rate of 19 percent. Over 90 percent are low-cost core deposits.


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LOOKING AHEAD

This year we expect ongoing deposit growth and increased lending activity, especially in quality commercial loans. We also expect continuing growth from our noninterest income engines — Wealth Management Services, Cash Management and International.

We will add four new banking offices in 2005, including three in Orange County. This year marks City National's 30th year in Orange County – a robust California market of 3 million people. Its $154 billion economy is larger than the economies of 26 states. In light of our growing success and momentum


Hollywood Bl
6300 W

City National is a powerful brand among California's key industries. Our company began just over 50 years ago with expertise in the real estate, entertainment and professional services industries. Today, City National's Entertainment Division is well-known in California and New York for its expertise in dealing with all aspects of the entertainment industry. Our Real Estate Division ended 2004 with $2.1 billion in total loan commitments – a new milestone. As our company has grown, it also has added the capabilities necessary to meet the needs of other industries that make California the economic powerhouse it is today. Our focus now includes not only real estate, entertainment and professional services but also international trade, technology, manufacturing, agriculture and more.

there, we will open full-service banking offices in Newport Beach and Anaheim, and add branch banking capabilities in Irvine. These offices are scheduled to open later this year and will extend our reach and visibility in these very important communities. They will bring the number of City National offices in Orange County to seven, including one regional center.

Our company also will build on its increased momentum and commitment to downtown Los Angeles by opening a third bank branch in this highly concentrated business center of America's second largest city and by having just added a new head of our metropolitan Los Angeles regional banking center.

To bolster our capabilities and to better serve California's vibrant small business community in 2005, we will hire 12 new sales officers, significantly increase small business loan commitments and make improvements to our loan processing system.

This year, our company will implement the Line Delivery Initiative – a new organizational model that will enable relationship managers to focus even more effectively and productively on the growth of our private and business banking clients. After a successful pilot project in Northern California, we expect the initiative to be in place throughout our commercial and private banking offices by the end of 2005.

We also expect to make continued progress in New York, where our company recently expanded the private banking office it opened two years ago. In addition to meeting the complex financial needs of California clients who conduct business on both coasts, City National's growing team in Manhattan is attracting local entrepreneurs, attorneys, business managers, accountants, investors and other clients.

In 2005, our company will devote greater resources to the execution of compliance and risk management obligations related to the Bank Secrecy Act, USA Patriot Act and Sarbanes-Oxley Act. The tragic events of September 11, 2001, and widespread demand for more corporate accountability have led to laws and regulations that require stricter scrutiny, expanded procedures and added investment.

In the first quarter of 2005, we entered a regulatory agreement pertaining to enhanced compliance with the Bank Secrecy Act. We will meet the standards set forth in this agreement.

ASSETS UNDER MANAGEMENT OR ADMINISTRATION

($ billions)

Assets under management or administration have more than doubled in five years, providing an important source of stable, recurring noninterest income.



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Professional services firms represent a significant and growing segment of California's economy – and City National's client base. Of the top 100 law firms with a presence in our markets, City National has established relationships with nearly half of them. These firms come to us because we have the industry expertise and capabilities to meet their special cash flow and capital requirements, as well as the personal banking and investment needs of their partners and associates. City National also is able to advise these firms on effective retirement plans and provide exceptional plan administration. However, our involvement doesn't end there. Often, City National is able to help these firms serve their clients with custom financial solutions.

We are committed to delivering premier performance for City National's four key constituencies: our shareholders, our clients, our colleagues and our communities. We did so again last year. Despite change and competition, despite modest loan demand for three quarters, despite increased expenses, low interest rates and an evolving regulatory environment – despite all these challenges, City National posted strong results in 2004.

In 2005, this company is still on the move. We are selectively hiring talented people, developing new capabilities and enhancing our ability to execute City National's value proposition. We're adding more clients than ever before, expanding our reach into attractive markets and investing for long-term growth.

Our company's success and its bright future are due to the dedication and effectiveness of many people. In particular, we want to express deep appreciation to City National's Board of Directors, who exemplify this company's longstanding dedication to excellence, diligence and integrity. Their advice and counsel are invaluable.

We are also extremely grateful to City National's very dedicated team of colleagues. They have done a superb job of executing a business model that really does set our company apart.

This year, we want to give special recognition to Frank Pekny, who was our Chief Financial Officer for more than 12 years before he retired at the end of 2004 for health reasons. Frank is a good friend who has contributed much to this organization.

Finally, we thank our remarkable clients and you, our shareholders, for your confidence in City National and its management. With your continued support, we are certain that the next 50 years will be as rewarding as the first 50 have been.

Sincerely,

Bram Goldsmith
Chairman
City National Corporation

Russell Goldsmith
Vice Chairman and CEO
City National Corporation
Chairman and CEO
City National Bank

March 10, 2005

TOTAL ASSETS
($ billions)

Total assets exceeded $14 billion for the first time – an increase of more than 56 percent since 2000.


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FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share data	2004	2003	Percer Chang
FOR THE YEAR			
Net income	$ 206,322	$ 186,677	1
Net income per common share, basic	4.21	3.84	1
Net income per common share, diluted	4.04	3.72	
Dividends per common share	1.28	0.97	3
AT YEAR-END			
Assets[(1)]	$ 14,231,513	$ 13,028,213	
Deposits	11,986,915	10,937,063	1
Loans	8,494,187	7,882,742	
Securities	4,114,298	3,365,654	2
Shareholders' equity	1,348,535	1,219,256	1
Book value per common share	27.39	24.85	1
Shareholders' equity to assets	9.48 %	9.36 %	
AVERAGE BALANCES			
Assets[(1)]	$ 13,395,995	$ 12,156,145	1
Deposits	11,275,017	10,045,267	1
Loans	8,118,476	7,729,150	
Securities	3,656,548	2,944,443	2
Shareholders' equity	1,262,562	1,147,477	1
SELECTED RATIOS			
Return on average assets[(1)]	1.54 %	1.54 %	
Return on average shareholders' equity	16.34	16.27	
Tier 1 leverage ratio[(1)]	7.83	7.48	
Tier 1 risk-based capital ratio	11.51	10.80	
Total risk-based capital ratio[(1)]	15.11	14.85	
Dividend payout ratio per common share	30.50	25.33	2
Net interest margin	4.54	4.74	(
Efficiency ratio	53.89	52.15	
AT YEAR-END			
Assets under management	$ 16,185,234	$ 13,610,756	1
Assets under management or administration	35,092,735	28,835,273	2

(1) As of September 30, 2004, the company reclassified its reserve for unfunded credit commitments from the allowance for credit losses to other liabilities. Amounts for the prior year have been restated to conform with the presentation for 200

CONDENSED CONSOLIDATED STATEMENT OF INCOME

In thousands, except per share data	For the year ended December 31, 2004	2003	2002
Interest income	$ 604,325	$ 575,725	$ 609,700
Interest expense	58,437	61,110	94,444
Net interest income	545,888	514,615	515,256
Provision for credit losses	–	29,000	67,000
Net interest income after provision for credit losses	545,888	485,615	448,256
Noninterest income	184,265	177,225	146,293
Noninterest and minority interest expense	400,402	368,217	332,591
Income before taxes	329,751	294,623	261,958
Income taxes	123,429	107,946	78,858
Net income	$ 206,322	$ 186,677	$ 183,100
Net income per share, basic	$ 4.21	$ 3.84	$ 3.69
Net income per share, diluted	$ 4.04	$ 3.72	$ 3.56
Shares used to compute net income per share, basic	48,950	48,643	49,563
Shares used to compute net income per share, diluted	51,074	50,198	51,389
Dividends per share	$ 1.28	$ 0.97	$ 0.78

CONDENSED CONSOLIDATED BALANCE SHEET

Dollars in thousands	December 31, 2004	2003
Assets		
Cash and cash equivalents	$ 903,854	$ 1,107,190
Securities	4,114,298	3,365,654
Net loans[(1)]	8,345,619	7,726,727
Other assets	867,742	828,642
Total assets	$ 14,231,513	$ 13,028,213
Liabilities and Shareholders' Equity		
Deposits	$ 11,986,915	$ 10,937,063
Borrowings	724,129	703,126
Other liabilities and minority interest[(1)]	171,934	168,768
Total liabilities and minority interest	12,882,978	11,808,957
Shareholders' equity	1,348,535	1,219,256
Total liabilities and shareholders' equity	$ 14,231,513	$ 13,028,213

(1) As of September 30, 2004, the company reclassified its reserve for unfunded credit commitments from the allowance for credit losses to other liabilities. Amounts for the prior year have been restated to conform with the presentation for 2004.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Dollars in thousands	For the year ended December 3: 2004	200
Beginning balance	$ 1,219,256	$ 1,109,95
Net income	206,322	186,67
Other comprehensive loss, net of tax	(14,255)	(27,49
Issuance of shares for stock options and restricted shares	33,987	33,63
Tax benefit from stock options	9,976	9,47
Repurchased shares, net	(43,825)	(45,71
Cash dividends	(62,926)	(47,28
Ending balance	$ 1,348,535	$ 1,219,25

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Dollars in thousands	For the year ended December 31, 2004	2003	200
Cash Flows From Operating Activities			
Net income	$ 206,322	$ 186,677	$ 183,10
Adjustments to net income	1,325	90,940	25,59
Net cash provided by operating activities	207,647	277,617	208,69
Cash Flows From Investing Activities			
(Purchases) and sales or maturities of securities, net	(778,227)	(1,189,305)	(327,51
(Loan originations) net of principal collections	(611,445)	88,450	(535,31
Other, net	(23,322)	(45,778)	35,49
Net cash used by investing activities	(1,412,994)	(1,146,633)	(827,33
Cash Flows From Financing Activities			
Net increase in deposits	1,049,852	1,097,365	1,270,03
Net increase (decrease) in borrowings	27,931	(63,582)	(319,80
Cash dividends paid	(62,926)	(47,281)	(38,63
Other, net	(12,846)	(12,981)	(34,50
Net cash provided by financing activities	1,002,011	973,521	877,08
Net (decrease) increase in cash and cash equivalents	(203,336)	104,505	258,44
Cash and cash equivalents at beginning of year	1,107,190	1,002,685	744,23
Cash and cash equivalents at end of year	$ 903,854	$ 1,107,190	$ 1,002,68

DATA ON COMMON STOCK

The principal market for the corporation's common stock, where it is listed and trades under the symbol "CYN," is the New York Stock Exchange. Information concerning the range of high and low sales prices for the corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years, is set forth below.

Quarter Ended	High	Low	Dividends Declared
2004			
March 31	$63.55	$57.69	$0.320
June 30	65.95	57.36	0.320
September 30	68.65	61.87	0.320
December 31	70.99	64.34	0.320
2003			
March 31	$47.04	$42.84	$0.205
June 30	45.98	38.70	0.205
September 30	52.83	43.50	0.280
December 31	64.49	50.97	0.280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of City National Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of City National Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004 (not presented herein); and in our report dated March 2, 2005, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Los Angeles, California
March 2, 2005

FORM 10-K

Shareholders also receive the corporation's Annual Report on Form 10-K for the year ended December 31, 2004, which is filed with the Securities and Exchange Commission and includes our financial statements. If you request, we will send a copy to you without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission, but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you upon payment of our expenses for doing so. Please write to: Investor Relations, City National Bank, 606 S. Olive Street, 5th Floor, Los Angeles, CA 90014. You also may send your request by facsimile to (213) 833-4702 or by email to investor_relations@cnb.com.

City National (a) has filed the CEO/CFO certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an Exhibit to its Form 10-K for the year ended December 31, 2004 and (b) has submitted to the NYSE the 2004 Annual CEO Certification regarding compliance with the NYSE corporate governance listing standards and (c) has provided in its Form 10-K for the year ended December 31, 2004 (i) a report of management on the company's internal control over financial reporting containing management's assessment that as of December 31, 2004, City National's internal control over financial reporting is effective based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and (ii) KPMG's auditors' report expressing an unqualified opinion on management's assessment of City National's internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

BOARD OF DIRECTORS

Bram Goldsmith
Chairman of the Board
City National Corporation

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank
Vice Chairman and
Chief Executive Officer
City National Corporation

George H. Benter, Jr.
President and Chief Operating Officer
City National Bank
President
City National Corporation

Richard L. Bloch
Partner
CLB Partners

Kenneth L. Coleman
Founder, Chairman and
Chief Executive Officer
ITM Software Corporation

Michael L. Meyer
Chief Executive Officer
Michael L. Meyer Company

Ronald L. Olson
Partner
Munger, Tolles & Olson, L.L.P.

Peter M. Thomas
Managing Partner
Thomas & Mack Company

Bob Tuttle
Managing Partner
Tuttle-Click Automotive Group

Andrea L. Van de Kamp
President
Andrea Van de Kamp Consulting Services

Kenneth Ziffren
Partner
Ziffren, Brittenham, Branca, Fischer,
Gilbert-Lurie, Stiffelman & Cook L.L.P.

EXECUTIVE COMMITTEE

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank
Vice Chairman and
Chief Executive Officer
City National Corporation

Bram Goldsmith
Chairman of the Board
City National Corporation

George H. Benter, Jr.
President and Chief Operating Officer
City National Bank
President
City National Corporation

Bardo Akay
Executive Vice President
Senior Risk Management Officer

John Beale
Executive Vice President
Chief Information Officer

Robert Brant
Executive Vice President
Northern California

Michael B. Cahill
Executive Vice President
General Counsel and Secretary
City National Bank and
City National Corporation

Christopher J. Carey
Executive Vice President and
Chief Financial Officer
City National Bank and
City National Corporation

Jan R. Cloyde
Executive Vice President
Banking Services

Kevin P. Dunigan
Executive Vice President
Core Banking

Kate Dwyer
Executive Vice President
Human Resources

Dallas Haun
Executive Vice President
Metro L.A., South Coast and
Inland Empire

Martha Henderson
Executive Vice President
Entertainment

Stanley J. Kafka
Executive Vice President
Real Estate

Vernon C. Kozlen
Executive Vice President
Asset Management Affiliates

Thomas R. Miller
Executive Vice President
Marketing

Paul S. Nussbaum
Executive Vice President
Westside and San Fernando Valley

Robert D. Patterson
Executive Vice President
Specialty Markets/Ventura County

Christopher J. Warmuth
Executive Vice President
Chief Credit Officer

REGIONAL CENTERS

City National Center, Beverly Hills

Karimu Johnson, SVP
Private Banking Services
(310) 888-6545

Kevin McCarthy, SVP
Private Banking Services
(310) 888-6126

Scott Kelley, SVP
Commercial Banking Services
(310) 888-6536

Barbara Van Wormer, SVP
Century City Office
(310) 282-2992

Inland Empire Regional Center, Riverside

Breck Fleming, SVP
Commercial Banking and
Private Banking Services
(951) 276-8881

Bill Nietschmann, SVP
Ontario Office
(909) 476-7980

Long Beach Regional Center

David Kalata, SVP
Private Banking Services
(562) 624-8670

Stephen A. Kwitoski, SVP
Commercial Banking Services
(562) 624-8648

Los Angeles Regional Center

Pauline Schiff, SVP
Private Banking Services
(213) 673-8767

Bob King, SVP
Commercial Banking Services
(213) 673-8736

Oakland Regional Center

Jean Marcuzzo, VP
Private Banking Services
(510) 287-3152

Craig Fendel, VP
Commercial Banking Services
(510) 287-3184

Chris Coleman, SVP
Fremont Office
(510) 574-1924

Orange County Regional Center, Irvine

Thomas B. Rogers, SVP
Orange County Region Manager
(949) 223-4055

Noel Hamilton, SVP
Private Banking Services
(949) 223-4053

Erich Bollinger, SVP
Commercial Banking Services
(949) 223-4076

Kristine Chung, SVP
North Orange County Office
(714) 228-7750

Palo Alto Regional Center

Neal Tandowsky, SVP
Private Banking and
Commercial Banking Services
(650) 812-8309

San Diego Regional Center, La Jolla

Cathy Mendis, SVP
Private Banking Services
(858) 642-4915

Stephen Cusato, SVP
Commercial Banking Services
(858) 642-4970

San Fernando Valley Regional Center,
Sherman Oaks

Dennis G. Isleib, SVP
Commercial Banking and
Private Banking Services
(818) 382-1507

San Francisco Regional Center

David M. Lawrence, SVP
Private Banking Services
(415) 576-2784

Mark Brody, SVP
Commercial Banking Services
(415) 576-2726

Ventura County Regional Center, Oxnard

Jeffrey D. Paul, SVP
Commercial Banking and
Private Banking Services
(805) 981-2780

Walnut Creek Regional Center

Jean W. Blomberg, SVP
Private Banking Services
(925) 274-2762

Arlene Gould, SVP
Commercial Banking Services
(925) 274-5120

SPECIALIZED DIVISIONS

Agribusiness
Jim Ramirez, SVP
(213) 673-8808

Cash Management
Nadilee Russell, SVP
(213) 833-4822
(415) 576-2761

Community Reinvestment
Stephan Robinson, SVP
(213) 347-2392

Entertainment
Martha Henderson, EVP
(310) 888-6200

Franchise Finance
Michael Tyminski, SVP
(213) 673-8711

Government Lending
Anthony Fahr, SVP
(213) 347-2211
(800) 722-5945

Income Property Group/
Mortgage Banking Services
Allen Matchie, SVP
(213) 833-4818

International
Mark Mayers, SVP
(213) 347-2324
(415) 576-2520

Real Estate
Stanley J. Kafka, EVP
(310) 888-6500

Specialty Deposits
Phil Petrozzi, SVP
(714) 228-7720

Structured Finance
Robert Iritani, SVP
(213) 673-9010

Technology Banking
Chris Coleman, SVP
(510) 574-1924

Wine Industry
Mark Brody, SVP
(415) 576-2726

INVESTMENT SERVICES

City National Asset Management
Richard A. Weiss, EVP
Chief Investment Officer
(310) 888-6314

City National Securities, Inc.
Member NASD/SIPC
Michael Nunnelee
(800) 280-1464

Convergent Capital Management LLC
Richard H. Adler, President and
Chief Executive Officer
(312) 444-6000

Reed, Conner & Birdwell, LLC
Donn B. Conner, President
(310) 478-4005

Alameda County

Fremont
Diane Hensley, Manager
(510) 574-1900

*Oakland**
Matt Ching, Manager
(510) 287-3140

San Leandro
Mike LeVien, Manager
(510) 347-3410

Contra Costa County

*Walnut Creek**
Kevin Louie, Manager
(925) 274-2740

Los Angeles County

*Beverly Hills**
Erich Klein, Manager
(310) 888-6000

Burbank
Anna Markarian, Manager
(818) 238-2400

Century City
Barbara Villalpando, Manager
(310) 888-6850

Century City-Avenue of the Stars
A.J. Kroener, Manager
(310) 282-7850

Century City-Plaza Towers
A.J. Kroener, Manager
(310) 282-7800

Chatsworth
Affie Conolly, Manager
(818) 773-4440

City of Commerce
Irma Castaneda, Manager
(323) 838-4000

City of Industry
Teresa Granados, Manager
(562) 463-2000

Encino
Arpy Zakarian, Manager
(818) 905-4100

Glendale
Monika Rye, Manager
(818) 265-5620

*Long Beach-Golden Shore**
Victoria Rodriguez, Manager
(562) 624-8600

Long Beach-Marina
Mayra Martinez, Manager
(562) 936-5800

*Los Angeles: City National Plaza**
Sara Buen Abad, Manager
(213) 673-9909

Fairfax
Fernando Linares, Manager
(323) 634-7200

Los Angeles Airport
Catherine Wachter, Manager
(310) 342-4500

Olympic/Burlington
Elaine Halbert, Manager
(213) 427-5357

Pershing Square
Elaine Halbert, Manager
(213) 347-2200

Pasadena
Jeffrey Johnson, Manager
(626) 432-7100

Santa Monica
Nicolette Schwartz, Manager
(310) 264-2900

*Sherman Oaks**
Peggy Hiestand, Manager
(818) 382-1400

Studio City
Kathleen Atkinson, Manager
(818) 487-7500

Studio City Convenience Center
Kathleen Atkinson, Manager
(818) 487-7500

Sun Valley
John Zieglgansberger, Manager
(818) 252-3020

Torrance
Shonda Jasso, Manager
(310) 793-5700

Universal City
Annie Tabakian, Manager
(818) 487-1040

Valencia
Randy Guerrero, Manager
(661) 291-3166

West Hollywood
Jeri O'Shea, Manager
(310) 888-6800

West Los Angeles
Nancy Smylie, Manager
(310) 888-6900

Westwood
Michael Gintz, Manager
(310) 888-6950

Woodland Hills
Brian Fitzwilliam, Manager
(818) 227-4300

Orange County

Irvine
Lynda Goodell, Manager
(949) 862-7000

*Irvine-Orange County Airport**
James McCloskey, Manager
(949) 223-4004

La Palma
Marla Young, Manager
(714) 228-7700

Los Alamitos
Karyn Cecchini, Manager
(562) 936-5840

South Orange County
Peter Meyers, Manager
(949) 754-1500

Riverside County

*Riverside**
Brian Constable, Manager
(951) 276-8800

San Bernardino County

Ontario
Bill Nietschmann, SVP
(909) 476-7980

San Diego County

Carlsbad
Dilek Isbilen, Manager
(760) 918-2140

*La Jolla**
Nahid Aminzai, Manager
(858) 642-4900

San Diego
Brandon Hawkins, Manager
(619) 238-7460

San Francisco County

*San Francisco**
Joe Sedillo, Manager
(415) 576-2700

San Mateo County

Burlingame
Gil Middleton, Manager
(650) 696-6400

Santa Clara County

*Palo Alto**
Chris Wall, Manager
(650) 812-8300

Ventura County

Camarillo
Gregory Glover, Manager
(805) 384-2100

*Oxnard**
Carmen Ramos-Soriano, Manager
(805) 981-2700

Ventura
Jason Arnold, Manager
(805) 677-4200

Westlake Village
Denis Weber, Manager
(805) 777-8740

New York

New York
Frank Troutman, SVP

Entertainment
Richard McCune, SVP

Legal Services Banking
Robin S. Balding, SVP
Kevin Conroy, SVP
(917) 322-5200

* *Banking Office is located in a City National Regional Center. Regional Centers are full-service financial centers that provide clients with convenient access to a broad array of services, including personal banking, business banking and wealth management services, as well as industry-specific services.*

City National Corporation
City National Center
400 North Roxbury Drive
Beverly Hills, California 90210

CITY NATIONAL BANK
The way up.®

cnb.com